# FORM 6-K

## SECURITIES AND EXCHANGE COMMISSION
### Washington, D.C. 20549

**Report of Foreign Private Issuer**

**Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934**

For the month of February, 2007

# Kimber Resources Inc.

(Translation of registrant's name into English)

**Suite 215 - 800 West Pender St. Vancouver, British Columbia V6C 2V6 CANADA**

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐            No . ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

## Exhibit Index

| Exhibit Number | Description |
|---|---|
| 99.1 | News Release dated February 7, 2007 – Newsletter for January |

## Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

**Kimber Resources Inc.**
(Registrant)

By:/s/ " M.E. Hoole"

M.E. Hoole
Vice President & Corporate Secretary

Date **February 7, 2007**

KIMBER RESOURCES

NEWS RELEASE

Suite 215 – 800 West Pender St
Vancouver, BC  V6C 2V6

t: 604  669 2251
    866  824 1100
f: 604  669 8577

w. www.kimberresources.com

# NEWSLETTER FOR JANUARY

*February 7, 2007*

VANCOUVER, BRITISH COLUMBIA - Kimber Resources Inc. (AMEX:KBX, TSX:KBR)

January brings a fresh start to a new year for Kimber Resources. We are over the corporate distractions of the last half of 2006. We have strengthened our team in Mexico. At the AGM in December we welcomed some very experienced new directors to our board. The next key event will be the selection and appointment of the new CEO which we expect to happen soon.

In the field, access roads to all identified drill sites at El Orito Norte have been completed. As mentioned in the last newsletter (for November), results from Carotare at that time had not been encouraging. Since then we have completed Carotare West, a visually impressive structure with alteration, gold, and silver but our intersections have not demonstrated enough gold and silver to be economic. The same can be said for the south structure at Carotare East. After the excellent start when the first 28 holes in 2005 generated a resource of 240,000 gold-equivalent ounces this has been disappointing. Similarly, although we have intersected mineralized structures, early drilling at El Orito Norte has not provided much excitement yet. Drilling on the main structure continues and we will evaluate progress with each batch of results.

In order to achieve our objective of three million gold-equivalent resource ounces, rather than relying solely on Carotare and El Orito Norte, we initiated a reconnaissance exploration program in December to expand the search beyond the 3% of the property already mapped and sampled. This will be a key priority for 2007. One new occurrence of epithermal alteration ("Arimo") only two kilometres southwest of Carmen has already been identified. The Monterde property is 28,000 hectares in area and 37 kilometres in length.

More holes have been drilled on the Veta Minitas, a mineralized structure 200 metres to the west of the Carmen, which provided the excellent intersection (in LMR-47, reported November 29th). While we await results on the follow-up holes, we are optimistic that Veta Minitas will generate resources which could be mined from underground.

We have completed core drilling on our identified targets and accordingly, we are relinquishing the core drill for return when we have sufficient new targets. This will come as a disappointment to some, but exploration is not solely drilling. The reconnaissance program will be integral to identifying additional drill targets, a key step to growing resources at Monterde.



Metallurgical studies on the Carmen deposit continue. Silver recoveries are the key. Not only does the recovery of silver range from high to low, but it also varies with location within the deposit and with the fineness of grind. We are currently considering alternative mining operations and processing methods as we continue to work towards optimizing the rate of return from the Carmen deposit. Open pit only, open pit combined with underground, underground only are all being looked at alongside heap leach only, heap leach and mill, and mill only. Combined feed from both open-pit and underground is already being used by Gammon Lake (Ocampo) and is being considered by Palmarejo (Palmarejo Trogan), Agnico-Eagle (Pinos Altos), and now Minefinders (Dolores). The possibility that the Carmen deposit includes resources which can be mined from underground is now a focus of attention. The pre-feasibility study will take place when enough is known about resources, metal recoveries, and mining methods.

We will be glad to see all interested parties at our booth (# 2626) at the Prospectors & Developers Conference in Toronto on March 4 – 7.

Robert Longe, P.Eng
President and CEO


About Kimber

Kimber Resources Inc. holds a 100% interest in the Monterde property in the Sierra Madre of northern Mexico. On the Monterde property, The Company is advancing the Carmen gold-silver deposit towards production. The Carmen deposit, an underground mine in the 1930's, is a typical low sulphidation epithermal system, oxidized, and believed to be suitable for open pit mining.  Two adjacent epithermal systems first identified in 2005, the Carotare deposit and El Orito Norte exploration target appear to be similar to the Carmen. The Company recently acquired a second project, the "Pericones" in Estado de Mexico. This prospective silver system is undergoing a mapping and sampling program with drilling expected in 2007. For further information on the company visit SEDAR or the company website at www.kimberresources.com.


**FOR FURTHER INFORMATION PLEASE CONTACT:**

Darren Klinck
Vice President, Corporate & Investor Relations
or
Robert Longe, P.Eng
President and CEO

North America Toll Free: 1-866-824-1100
Tel: (604) 669-2251
Fax: (604) 669-8577

Website: http://www.kimberresources.com



Email: news@kimberresources.com